Exhibit 99.1

“Bezeq” The Israel Telecommunication Corp Limited

(“The Company”)

July 11, 2019

Attn.	Attn.
Israel Securities Authority	The Tel-Aviv Stock Exchange Ltd

Dear Sir or Madam,

Immediate Report - Collective Agreement at Bezeq International Ltd

Further to the description in section 4.8 of the Chapter on the Description of the Company’s Business in the Company’s 2018 Periodic Report, the Company announces that today a subsidiary, Bezeq International Ltd (“Bezeq International”) signed a collective agreement with the Histadrut General Federation of Workers and the employees’ representatives, including streamlining and synergy processes for a period from July 11, 2019 until December 31, 2021 (“the Agreement”).

According to the program of Bezeq International and in accordance with the Agreement, Bezeq International may inter alia reduce the employment of up to 325 employees (of which 150 permanent, some as part of early retirement), and in addition the possibility not to recruit employees in place of the employees who are terminating their employment. Similarly, the Agreement includes the grant of a one-time bonus to employees not included in the severance program.

The estimated cost of the Agreement is NIS 60 million assuming full exercise of Bezeq International’s rights to streamlining as stated above and the existence of the conditions to provide additional economic benefits to the employees.

Yours sincerely,

“Bezeq” The Israel Telecommunication Corp Limited

The above information constitutes a translation of the Immediate Report published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.